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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                                SPX CORPORATION
                                (NAME OF ISSUER)

                                SPX CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------

                    COMMON STOCK, PAR VALUE $10.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  784635 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               PATRICK J. O'LEARY
         VICE PRESIDENT, FINANCE, TREASURER AND CHIEF FINANCIAL OFFICER
                                SPX CORPORATION
                            700 TERRACE POINT DRIVE
                            MUSKEGON, MICHIGAN 49443
                                 (616) 724-5000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                            ------------------------

                                    COPY TO:

                                GEORGE C. MCKANN
                           GARDNER, CARTON & DOUGLAS
                             321 NORTH CLARK STREET
                            CHICAGO, ILLINOIS 60610
                                 (312) 245-8417
                            ------------------------

                                 APRIL 11, 1997
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                            ------------------------

                           CALCULATION OF FILING FEE

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           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
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
                $151,200,000                                      $30,240
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

     * Calculated solely for purposes of determining the filing fee, based upon the purchase of 2,700,000 shares at the maximum tender offer price per share of $56.
                            ------------------------

     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A     Filing Party: N/A
Form or Registration No.: N/A   Date Filed: N/A
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     This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement")
relates to the tender offer by SPX Corporation, a Delaware corporation (the "Company"), to purchase up to 2,700,000 shares of common stock, par value $10.00 per share (including the associated Preferred Stock Purchase Rights, the "Shares") at prices, net to the seller in cash, not greater than $56 nor less than $48 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 11, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is SPX Corporation, a Delaware corporation. The address of its principal executive offices is 700 Terrace Point Drive, Muskegon, Michigan 49443.

     (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company, although the Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

     (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

     (d) This Statement is being filed by the issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Section 10. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

     (a)-(j) The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 10. Source and Amount of Funds" and "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Schedule I -- Certain Transactions Involving Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and "Section 16. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "Section 11. Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

       (a)(1)    Form of Offer to Purchase dated April 11, 1997.
                 Form of Letter of Transmittal.
       (a)(2)
                 Form of Notice of Guaranteed Delivery.
       (a)(3)
                 Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.
       (a)(4)
                 Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
       (a)(5)
                 Form of Letter dated April 11, 1997 to stockholders from the Chairman, President and Chief Executive Officer of the
                 Company.
       (a)(6)
                 Form of Press Release issued by the Company dated April 10,
                 1997.
       (a)(7)
                 Form of Summary Advertisement dated April 11, 1997.
       (a)(8)
                 Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9.
       (a)(9)
                 Commitment Letter dated March 31, 1997 between the Company and The First National Bank of Chicago
       (b)
                 Not applicable.
       (c)
                 Not applicable.
       (d)
                 Not applicable.
       (e)
                 Not applicable.
       (f)

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SPX CORPORATION

                                          By: /s/ PATRICK J. O'LEARY
                                             -----------------------------------
                                             Patrick J. O'Leary
                                             Vice President, Finance, Treasurer
                                             and Chief Financial Officer

Dated: April 11, 1997

                               INDEX TO EXHIBITS


 ITEM                            DESCRIPTION                           PAGE
 ----                            -----------                           ----

(a)(1)   Form of Offer to Purchase dated April 11, 1997..............

(a)(2)   Form of Letter of Transmittal...............................

(a)(3)   Form of Notice of Guaranteed Delivery.......................

(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and other Nominees................................

(a)(5)   Form of Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees........

(a)(6) Form of Letter dated April 11, 1997 to stockholders from the Chairman, President and Chief Executive Officer of the
         Company.....................................................

(a)(7)   Form of Press Release issued by the Company dated April 10,
         1997........................................................

(a)(8)   Form of Summary Advertisement dated April 11, 1997..........

(a)(9)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9...............................

   (b)   Commitment Letter dated March 31, 1997 between the Company and The First National Bank of Chicago......................

   (c)   Not applicable..............................................

   (d)   Not applicable..............................................

   (e)   Not applicable..............................................

   (f)   Not applicable..............................................